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                               January 27, 2021

       Mikael Lundgren
       Chief Executive Officer
       W Technologies, Inc.
       9440 Santa Monica Boulevard, Suite 301
       Beverly Hills, CA 90210

                                                        Re: W Technologies,
Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed January 19,
2021
                                                            File No. 000-24520

       Dear Mr. Lundgren:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G filed January 19, 2021

       Exclusive Forum Provision, page 21

   1. We note your amended disclosure in response to our prior comment 4. We also note that you included language
in your disclosure that your exclusive forum provision does not apply to claims brought
under the Exchange Act. Please advise as to whether your forum selection provision in
your Bylaws applies to claims brought under the Securities Act. In that regard, we note
that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
courts over all suits brought to enforce any duty or liability created by the Securities Act or
the rules and regulations thereunder. If the provision applies to
                                                        Securities Act claims,
please also revise your risk factors and exclusive forum disclosure to state that there is
uncertainty as to whether a court would enforce such provision and that investors cannot
waive compliance with the federal securities laws and the rules and regulations thereunder.
If this provision does not apply to actions arising under the
 Mikael Lundgren
W Technologies, Inc.
January 27, 2021
Page 2
      Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
Exhibits

2. Please include active links to your exhibits. Refer to Item 601(a)(2) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameMikael Lundgren
                                                             Division of
Corporation Finance
Comapany NameW Technologies, Inc.
                                                             Office of Trade &
Services
January 27, 2021 Page 2
cc:       Laura Anthony
FirstName LastName